Exhibit 99.1

Alta Global Group changes name to Mixed Martial Arts Group Limited.

New York, NY / GlobeNewsWire / December 12, 2024 – Alta Global Group (NYSE American: MMA) (“Alta” or the “Company”), a pioneering technology company seeking to aggregate and drive participation in combat sports, today announced a change in the company name to Mixed Martial Arts Group Limited effective immediately.

Mixed Martial Arts Group Ltd (NYSE: MMA) CEO and Founder Nick Langton commented “This name change represents another key step in our mission to unify and elevate the martial arts industry and drive consumer participation. In the coming weeks, we’ll be unveiling exciting updates to our brand and product roadmap that will further accelerate revenue growth and expand our product offerings to more than 640 million fans of Mixed Martial Arts”.

ABOUT MIXED MARTIAL ARTS GROUP LIMITED

Mixed Martial Arts Group Limited is a technology company that is seeking to increase consumer participation in martial arts and combat sports whilst building upon existing community offerings within the sector. Mixed Martial Arts Group Limited currently has three business units designed to provide services to and monetize all key stakeholders in the sector, namely fans, participants, coaches, gym owners and athletes.

●	TrainAlta (www.trainalta.com) partners with gyms and coaches to deliver a range of consumer products that drive participation in martial arts for fans and beginners.
●	Hype (www.hype.co) is a mobile marketing platform designed to help gym owners, coaches and athlete partners grow revenue from their followers and audiences in today’s age of social media.
●	MixedMartialArts.com (www.mixedmartialarts.com) is a leading platform for the MMA community, providing access to MMA news and media, fighter data, fight schedules and access to the legendary Underground forum.

For further information about Mixed Martial Arts Limited (NYSE American: MMA), please visit www.altaglobalgroup.com or https://ir.altaglobalgroup.com/news-events/presentations for a copy of our latest corporate presentation.

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Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements in this press release that are not based upon historical fact are forward-looking statements and represent our best judgment as to what may occur in the future. Any references to active gyms or partner gyms refer to a gym profile that has been claimed or created and has accepted the terms and conditions and/or a previous license agreement to run the Warrior Training Program. Any references to estimated or targeted revenue per active gym do not guarantee that the gym will generate the specified revenue or any revenue at all. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section contained in our Registration Statement on Form F-1 as filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and underlying any forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Peter Jarmain

Mixed Martial Arts Limited

E: peter@trainalta.com